

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2018

Mark DiPaolo, Esq.
Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, CT 06830

>   **Re: Ironwood Pharmaceuticals, Inc.**
>   **PREN14A preliminary proxy statement filing made on Schedule 14A**
>   **Filed on May 1, 2018 by Sarissa Capital Management LP et al.**
>   **File No. 001-34620**

Dear Mr. DiPaolo:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

Schedule 14A

1. Please advise us why the EDGAR header tag used to identify the above-captioned submission was PREN14A, as distinguished from PREC14A. In addition, please confirm that successive filings, including any definitive proxy statement, will be designated correctly.

2. Please advise us, with a view toward revised disclosure, of the extent to which the participants have relied upon Rule 14a-5(c) to fulfill their disclosure obligations under Schedule 14A, including but not limited to the requirement under Item 6(d) to present beneficial ownership information in accordance with Item 403 of Regulation S-K.

Proposal 4 – Repeal of New Bylaws, page 2

3. Please revise to indicate that to the extent the proposal is lawfully approved, bylaws aligned with security holder interests could be repealed. Please revise on page 9 as well.

Important, page 5

4. Please ensure consistency when using the defined term "Ironwood Proxy Statement" and update the defined term as appropriate to take account of Ironwood's most recent filings.

5. We note your disclosure that "election of the Nominee requires the affirmative vote of a plurality of the votes cast…" Please revise to qualify the voting standard by further indicating that election of the Nominee requires that the Nominee be one of the top three nominees in terms of receiving affirmative votes.

Abstentions and Broker Non-Votes, page 11

6. Please correct references to "our independent auditors" to "the Company's independent auditors," or the equivalent.

7. We note your disclosure that "If your nominee does not receive your specific instructions for these proposals, it will submit a broker non-vote…" Please advise us of the support upon which the Participants relied to conclude that non-broker nominees may remain eligible to submit "broker non-votes," or otherwise revise to clarify that a "broker nominee" may submit a broker non-vote.

8. Please conform the statement that appears next to "(VI)" on page 13 regarding the intended use of discretionary authority available under Rule 14a-4(c)(3) to the disclosure standard codified in that provision. Please make a similar change to the form of proxy where the disclosures regarding the potential use of this discretionary authority are inconsistent.

Cost and Method of Solicitation, page 15

9. Assuming it would make the statement in the third paragraph on page 15 true, please replace the reference to "all or any of the Nominees" to "the Nominee."

Security Ownership of the Direct Beneficial Owners, Annex A

10. Please revise to clearly disclose all of the information required under each subpart of Item 5(b) of Schedule 14A for each of the Participants, including Mr. DiPaolo.

11. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the Participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each Participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3266, with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions